

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Jun Jiang
Chief Operating Officer
Jinxin Technology Holding Co
Floor 8, Building D, Shengyin Building
Shengxia Road 666
Pudong District, Shanghai 201203
People's Republic of China

>   **Re: Jinxin Technology Holding Co**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted May 17, 2023**
>   **CIK No. 0001967631**

Dear Jun Jiang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to comment 2 and reissue in part. Please revise your disclosure here and elsewhere as appropriate to specifically address how recent statements and regulatory actions by China's government relating to education and after-school tutoring have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

2. We note your response to comment 5 and reissue in part. In this regard, we note your statement that "funds can be transferred in accordance with the applicable PRC laws and regulations without limitations." Please revise your disclosure here and elsewhere as appropriate to specifically discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk factors, and risk factors sections.

Risk Factors
A significant portion of our revenue is contributed by a limited number of key customers . . ., page 27

3. We note your response to comment 15 and reissue in part. Please identify by name, here and elsewhere as appropriate, the subsidiary upon whose partnership you represent you are materially dependent.

We are subject to the oversight of the CAC and it is unclear how such oversight may impact us . . ., page 44

4. We note your response to comment 17 and reissue. Please affirmatively state whether or not you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

It may be difficult for U.S. regulatory bodies to conduct investigation or inspections of our operations in China . . ., page 46

5. We note your response to comment 26 and reissue in part. Please revise your disclosure here and elsewhere as appropriate to (i) affirmatively state that you have one or more directors, officers or members of senior management located in the PRC or Hong Kong and (ii) identify the relevant individuals.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021
Net Revenues, Revenue from individual users, page 78

6. We note your revised disclosure regarding changes in pricing for various subscription plans in response to comment 20. Your discussion does not quantify changes in the number of paying subscribers for these subscription plans or attributed to the introduction of new product offerings. Please quantify changes in the number of subscribers for your various subscription plans and pricing levels, and the correlation to the increase in revenue from individual paying learners in 2022. Referencing the expansion of the scope of your product offerings in 2022 attracting more users, discuss and quantify how the introduction of new product offerings resulted in additional paying subscribers. For example, consider discussing the expansion of product offerings in terms of the types and quantities

accessible on your "smart digital apps" and digital content which are available to paying subscribers as disclosed on pages 96 and F-18. Refer to Item 5A.1 of Form 20-F as referenced from Item 4a of Form F-1.

Operating Expenses

General and administrative expenses, page 80

7. You disclose reductions in employee headcount as part of your restructuring plans related to staff optimization and cost reduction efforts in response to comment 21, but do not quantify the impact on your results of operations. Please revise your disclosure to quantify the variances in key components of general and administrative expenses driving the approximate 56% decrease and the impact on your results of operations for the year ended December 31, 2022. Refer to Item 5A of Form 20-F as referenced from Item 4a of Form F-1.

General

8. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin